SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE  SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Sport Supply Group, Inc.
(Name of Issuer)

Sport Supply Group, Inc.
Sage Parent Company, Inc.
Sage Merger Company, Inc.
ONCAP Investment Partners II L.P.
ONCAP Investment Partners II Inc.
CBT Holdings, LLC
Charles Bronfman Trust
Adam Blumenfeld
Terrence Babilla
John Pitts
Kurt Hagen
Tevis Martin
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

84916A104
(CUSIP Number of Class of Securities)

Sport Supply Group, Inc. 1901 Diplomat Drive Farmers Branch, Texas 75234 Attn: Terrence Babilla (972) 484-9484	Adam Blumenfeld Terrence Babilla John Pitts Kurt Hagen Tevis Martin c/o Sport Supply Group, Inc. 1901 Diplomat Drive Farmers Branch, Texas 75234 Attn: Terrence Babilla (972) 484-9484
Sage Parent Company, Inc.
Sage Merger Company, Inc.
ONCAP Investment
Partners II L.P.
ONCAP Investment
Partners II Inc.
161 Bay Street, 48th Floor,
Toronto, Ontario M5J 2S1
Attn: Mark Gordon
(416) 214-4300
CBT Holdings, LLC Charles Bronfman Trust 10877 Wilshire Boulevard, Suite 2200 Los Angeles, CA 90024 Attn: Kashif Sheikh (310) 954-4880
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

 copies to:

Vinson & Elkins LLP Trammell Crow Center 2001 Ross Avenue Suite 3700 Dallas, TX 75201-2975 Attn: Alan J. Bogdanow, Esq. (214)-220-7700	O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036 Attn: Douglas A. Ryder, Esq. and Paul Scrivano, Esq. (212) 326-2000	Munger, Tolles & Olson LLP 355 South Grand Avenue 35th Floor Los Angeles, CA 90071-1560 Attn: Rob B. Knauss, Esq. (213) 683-9137

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction Valuation(1)	Amount of Filing Fee(2)
$ 179,416,366	$ 12,792

(1)
For purposes of calculating the filing fee only, the transaction value was determined by adding (a) the product of 12,520,926 shares of common stock proposed to be acquired in the merger multiplied by the merger consideration of $13.55 per share, plus (b) $9,239,545, the amount expected to be paid to holders of outstanding stock options to purchase shares of common stock with an exercise price of less than the merger consideration of $13.55 per share, plus (c) $518,274, the amount expected to be paid to holders of outstanding restricted shares of common stock ((a), (b) and (c) together, the “Transaction Valuation”).

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals .0000713 multiplied by Transaction Valuation.

☑
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 12,792

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: Sport Supply Group, Inc.

Date Filed: April 12, 2010

TABLE OF CONTENTS

i

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons (collectively, the “filing persons”): Sport Supply Group, Inc., a Delaware corporation (“Sport Supply Group” or the “Company”); Sage Parent Company, Inc., a Delaware corporation (“Parent”); Sage Merger Company, Inc., a Delaware corporation (“Sub”); ONCAP Investment Partners II L.P., an Ontario limited partnership; ONCAP Investment Partners II Inc., an Ontario corporation; CBT Holdings, LLC, a Delaware limited liability company (“CBT”); Charles Bronfman Trust, a Delaware trust; and Adam Blumenfeld, Terrence Babilla, John Pitts, Kurt Hagen, and Tevis Martin, each an executive officer of Sport Supply Group.

On March 15, 2010, Sport Supply Group entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Sub, providing for the merger of Sub with and into Sport Supply Group, with Sport Supply Group surviving the merger (the “Merger”) as a wholly-owned subsidiary of Parent.  At the effective time of the Merger, each share of Sport Supply Group common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held by Sport Supply Group, Parent or Sub (which will include Sport Supply Group common stock being exchanged for shares of Parent’s common stock by CBT and Adam Blumenfeld) and stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law) will be automatically cancelled and converted into the right to receive $13.55 in cash, without interest.  At the effective time of the Merger, each outstanding option to acquire shares of common stock of Sport Supply Group (other than options being exchanged for options to acquire shares of Parent’s common stock by Adam Blumenfeld, Terrence Babilla, John Pitts, Kurt Hagen, and Tevis Martin), whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash, without interest and subject to any applicable withholding taxes, equal to the product of (x) the total number of shares of Sport Supply Group common stock subject to such option multiplied by (y) the excess, if any, of $13.55 over the exercise price per share of such option.  At the effective time of the Merger, each outstanding unvested restricted share of common stock of Sport Supply Group will be cancelled and converted into the right to receive $13.55 per share.

Concurrently with the filing of this Amendment No. 2 to Schedule 13E-3, Sport Supply Group is filing with the Commission a revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), relating to a special meeting of stockholders of Sport Supply Group. At the special meeting, stockholders of Sport Supply Group will consider and vote upon a proposal to adopt the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Amendment No. 2 to Schedule 13E-3 to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

The cross-references below are being supplied pursuant to General Instruction G of Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Proxy Statement. The responses to each item in this Amendment No. 2 to Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including all annexes thereto.

The filing of this Amendment No. 2 to Schedule 13E-3 shall not be construed as an admission by any of the filing persons, or by any affiliate of a filing person, that Sport Supply Group is “controlled” by any other filing person or that any filing person is an “affiliate” of Sport Supply Group or of any other filing person within the meaning of Rule 13E-3 under the Exchange Act.

The information contained in this Amendment No. 2 to Schedule 13E-3 and the Proxy Statement concerning Sport Supply Group was supplied by Sport Supply Group, and none of the other filing persons take responsibility for the accuracy of such information. Similarly, the information contained in this Amendment No. 2 to Schedule 13E-3 and the Proxy Statement concerning each filing person other than Sport Supply Group was supplied by each such filing person, and no other filing person takes responsibility for the accuracy of any information not supplied by such filing person.

Item 1.	Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2.	Subject Company Information.

Item 1002 of Regulation M-A:

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Record Date, Shares Outstanding and Entitled to Vote”
“THE SPECIAL MEETING—Record Date and Quorum”
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
“MARKET PRICE AND DIVIDEND INFORMATION”

The exact title of each class of the subject equity securities is “Sport Supply Group, Inc. common stock, par value $0.01 per share.”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(d)	Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“PRIOR PUBLIC OFFERINGS AND STOCK PURCHASES”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“PRIOR PUBLIC OFFERINGS AND STOCK PURCHASES”

Item 3.	Identity and Background of Filing Person.

Item 1003 of Regulation M-A:

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Parties Involved in the Merger”
“DIRECTORS AND EXECUTIVE OFFICERS OF SPORT SUPPLY GROUP,
THE ONCAP BUYING GROUP AND THE CBT GROUP”

Sport Supply Group is the subject company.

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Parties Involved in the Merger”
 “DIRECTORS AND EXECUTIVE OFFICERS OF SPORT SUPPLY GROUP,
THE ONCAP BUYING GROUP AND THE CBT GROUP”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“DIRECTORS AND EXECUTIVE OFFICERS OF SPORT SUPPLY GROUP,
THE ONCAP BUYING GROUP AND THE CBT GROUP”

Item 4.	Terms of the Transaction.

Item 1004 of Regulation M-A:

(a)(2)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“THE SPECIAL MEETING”
“SPECIAL FACTORS”
“THE MERGER AGREEMENT”
“APPRAISAL RIGHTS”

“ANNEX A—Agreement and Plan of Merger”
“ANNEX C—Limited Guarantee”
“ANNEX D—Voting Agreement”
“ANNEX E—Section 262 of the Delaware General Corporation Law”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Purposes of and Reasons for the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Financing of the Merger—Rollover Agreements”
“SPECIAL FACTORS—Voting Agreement”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT—Treatment of Sport Supply Group Common Stock”
“THE MERGER AGREEMENT—Treatment of Sport Supply Group Restricted Stock”
“THE MERGER AGREEMENT—Treatment of Sport Supply Group Stock Options”
“ANNEX A—Agreement and Plan of Merger”
“ANNEX D—Voting Agreement”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“APPRAISAL RIGHTS”
“ANNEX E—Section 262 of the Delaware General Corporation Law”

(e)	Provisions For Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Fairness of the Merger; Reasons for and Recommendation of the Special Committee and our Board of Directors”
“PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Parties Involved in the Merger”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Related Party Transactions”
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for and Recommendations of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Financial Projections”
“SPECIAL FACTORS—Purposes of and Reasons for the Merger”
“SPECIAL FACTORS—Position of the ONCAP Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the CBT Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Management Affiliate Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Limited Guarantee”
 “SPECIAL FACTORS—Voting Agreement”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Related Party Transactions”
“THE MERGER AGREEMENT”
“ANNEX A—Agreement and Plan of Merger”
“ANNEX D—Voting Agreement”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Parties Involved in the Merger”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for and Recommendations of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Voting Agreement”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Related Party Transactions”
“THE SPECIAL MEETING—Required Vote”
“THE MERGER AGREEMENT”
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
 “ANNEX A—Agreement and Plan of Merger”
“ANNEX D—Voting Agreement”

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A:

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Purposes of and Reasons for the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Plans for Sport Supply Group after the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT—Structure and Effective Time”
“THE MERGER AGREEMENT—Treatment of Sport Supply Group Common Stock”
“THE MERGER AGREEMENT—Treatment of Sport Supply Group Restricted Stock”
“THE MERGER AGREEMENT—Treatment of Sport Supply Group Stock Options”
“THE MERGER AGREEMENT—Payment Procedures”
“ANNEX A—Agreement and Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purposes of and Reasons for the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Plans for Sport Supply Group after the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Voting Agreement”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT”
“ANNEX A—Agreement and Plan of Merger”
“ANNEX D—Voting Agreement”

Item 7.	Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for and Recommendations of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Purposes of and Reasons for the Merger”
“SPECIAL FACTORS—Position of the ONCAP Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the CBT Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Management Affiliate Group as to the Fairness of the Merger”

“SPECIAL FACTORS—Plans for Sport Supply Group after the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purposes of and Reasons for the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for and Recommendations of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Position of the ONCAP Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the CBT Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Management Affiliate Group as to the Fairness of the Merger”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for and Recommendations of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Purposes of and Reasons for the Merger”
“SPECIAL FACTORS—Position of the ONCAP Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the CBT Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Management Affiliate Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Plans for Sport Supply Group after the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for and Recommendations of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Purposes of and Reasons for the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Plans for Sport Supply Group after the Merger”
“SPECIAL FACTORS—Conduct of Sport Supply Group’s Business if the Merger is not Completed”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Limited Guarantee”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”
“THE MERGER AGREEMENT”
“APPRAISAL RIGHTS”
“ANNEX A—Agreement and Plan of Merger”
“ANNEX C—Limited Guarantee”
“ANNEX E—Section 262 of the Delaware General Corporation Law”

Item 8.	Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for and Recommendations of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Purposes of and Reasons for the Merger”
“SPECIAL FACTORS—Position of the ONCAP Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the CBT Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Management Affiliate Group as to the Fairness of the Merger”

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for and Recommendations of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Purposes of and Reasons for the Merger”
“SPECIAL FACTORS—Position of the ONCAP Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the CBT Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Management Affiliate Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”
“ANNEX B—Opinion of Houlihan Lokey Howard & Zukin Capital, Inc.”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for and Recommendations of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Position of the ONCAP Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the CBT Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Management Affiliate Group as to the Fairness of the Merger”
“THE SPECIAL MEETING—Required Vote”
“THE MERGER AGREEMENT—Structure and Effective Time”
“THE MERGER AGREEMENT—Conditions to the Merger”
“ANNEX A—Agreement and Plan of Merger”

(d)	Unaffiliated Representative.

“PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Fairness of the Merger; Reasons for and Recommendations of the Special Committee and our Board of Directors”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for and Recommendations of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Position of the ONCAP Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the CBT Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Management Affiliate Group as to the Fairness of the Merger”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A:

(a)-(b)
Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for and Recommendations of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”
“SPECIAL FACTORS—Position of the ONCAP Buying Group as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the CBT Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Management Affiliate Group as to the Fairness of the Merger”
 “THE MERGER AGREEMENT—Representations and Warranties”
“ANNEX A—Agreement and Plan of Merger”
“ANNEX B—Opinion of Houlihan Lokey Howard & Zukin Capital, Inc.”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“WHERE YOU CAN FIND MORE INFORMATION”

The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive office of Sport Supply Group during regular business hours by any interested holder of Sport Supply Group common stock or any representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a)-(d)	Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“THE MERGER AGREEMENT—Representations and Warranties”
“THE MERGER AGREEMENT—Other Covenants”
“THE MERGER AGREEMENT—Termination Fees; Expenses; Damages; Specific Performance”
“ANNEX A—Agreement and Plan of Merger”

Item 11.	Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Parties Involved in the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
“DIRECTORS AND EXECUTIVE OFFICERS OF SPORT SUPPLY GROUP,
THE ONCAP BUYING GROUP AND THE CBT GROUP”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Voting Agreement”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“RECENT TRANSACTIONS”
“ANNEX D—Voting Agreement”

Item 12.              The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“THE SPECIAL MEETING—Required Vote”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for and Recommendations of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Purposes of and Reasons for the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Voting Agreement”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“ANNEX D—Voting Agreement”

(e)	Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for and Recommendations of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Purposes of and Reasons for the Merger”
“SPECIAL FACTORS—Position of the ONCAP Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the CBT Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Management Affilaite Group as to the Fairness of the Merger”
“THE MERGER AGREEMENT—Representations and Warranties”
“ANNEX A—Agreement and Plan of Merger”

Item 13.              Financial Statements.

Item 1010 of Regulation M-A:

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SELECTED HISTORICAL FINANCIAL DATA”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information. Not applicable.

Item 14.              Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“THE SPECIAL MEETING—Solicitation of Proxies”
“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

Item 15.              Additional Information.

Item 1011 of Regulation M-A:

(b)	Other Material Information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16.              Exhibits.

Item 1016 of Regulation M-A:

(a)(1)	Not applicable.

(a)(2)(i)	Preliminary form of Proxy Card filed with the Commission together with the Proxy Statement.

(a)(2)(ii)	Preliminary form of Letter to Stockholders filed with the Commission together with the Proxy Statement.

(a)(2)(iii)	Preliminary copy of Notice to Stockholders of Special Meeting filed with the Commission together with the Proxy Statement.

(a)(3)	Preliminary Proxy Statement for the special meeting of the stockholders of Sport Supply Group, Inc., incorporated by reference to the Schedule 14A filed with the Commission on June 11, 2010.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by Sport Supply Group, Inc. dated March 15, 2010, incorporated by reference to the Current Report on Form 8-K filed by Sport Supply Group, Inc. on March 15, 2010.

(a)(5)(ii)	Letter to Employees, dated March 15, 2010, incorporated by reference to the Current Report on Form 8-K filed with the Commission on March 15, 2010.

(a)(5)(iii)	Limited Guarantee dated March 15, 2010, among Sport Supply Group, Inc., and ONCAP Investment Partners II L.P., incorporated by reference to Annex C of the Proxy Statement.

(b)(1)
Commitment Letter, dated March 15, 2010, among The Bank of Nova Scotia, Bank of America, N.A., Export Development Canada and Sage Merger Company, Inc. incorporated herein by reference to Exhibit J to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(b)(2)
Commitment Letter, dated March 15, 2010, between Manufacturers Life Insurance Company and Sage Merger Company, Inc., incorporated herein by reference to Exhibit K to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(c)(1)	Opinion of Houlihan Lokey Howard and Zukin Capital, Inc. (“Houlihan Lokey”) incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)
Preliminary Discussion Materials, dated January 25, 2010, provided to the Special Committee by Houlihan Lokey, incorporated by reference to the Schedule 13E-3 filed with the Commission on April 12, 2010.

(c)(3)
Preliminary Discussion Materials, dated February 5, 2010, provided to the Special Committee by Houlihan Lokey, incorporated by reference to the Schedule 13E-3 filed with the Commission on April 12, 2010.

(c)(4)	Preliminary Discussion Materials, dated March 2, 2010, provided to the Special Committee by Houlihan Lokey, incorporated by reference to the Schedule 13E-3 filed with the Commission on April 12, 2010.

(c)(5)	Discussion Materials, dated March 14, 2010, provided to the Special Committee by Houlihan Lokey, incorporated by reference to the Schedule 13E-3 filed with the Commission on April 12, 2010.

(d)(1)
Agreement and Plan of Merger, dated March 15, 2010, among Sage Parent Company, Inc., Sage Merger Company, Inc., and Sport Supply Group, Inc., incorporated herein by reference to Annex A of the Proxy Statement.

(d)(2)
Equity Commitment Letter, dated March 15, 2010, between ONCAP Investment Partners II L.P. and Sage Parent Company, Inc., incorporated herein by reference to Exhibit B to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(d)(3)
Voting Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Black Diamond Offshore Ltd., Double Black Diamond Offshore Ltd. and CBT Holdings, LLC, incorporated herein by reference to Annex D of the Proxy Statement.

(d)(4)
Rollover Agreement, dated March 15, 2010, between CBT Holdings, LLC and Sage Parent Company, Inc., incorporated herein by reference to Exhibit C to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(d)(5)
Rollover Agreement, dated March 15, 2010, between Adam Blumenfeld and Sage Parent Company, Inc., incorporated herein by reference to Exhibit D to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(d)(6)
Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and Adam Blumenfeld, incorporated herein by reference to Exhibit F to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(d)(7)
Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and Terrence Babilla, incorporated herein by reference to Exhibit E to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(d)(8)
Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and John Pitts, incorporated herein by reference to Exhibit I to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(d)(9)
Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and Kurt Hagen, incorporated herein by reference to Exhibit G to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(d)(10)
Stock Option Assumption and Rollover Agreement, dated March 15, 2010, among Sage Parent Company, Inc., Sport Supply Group, Inc. and Tevis Martin, incorporated herein by reference to Exhibit H to the Schedule 13D filed by Sage Parent Company, Inc., ONCAP Investment Partners II L.P., and ONCAP Investment Partners II Inc. on March 24, 2010.

(e)	Not applicable.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex E of the Proxy Statement.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPORT SUPPLY GROUP, INC.

Date: June 11, 2010	By:	/s/ John E. Pitts
	Name:	John E. Pitts
	Title:	Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAGE PARENT COMPANY, INC.

Date: June 11, 2010	By:	/s/ Michael Lay
	Name:	Michael Lay
	Title:	President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAGE MERGER COMPANY, INC.

Date: June 11, 2010	By:	/s/ Michael Lay
	Name:	Michael Lay
	Title:	President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONCAP INVESTMENT PARTNERS II L.P.

Date: June 11, 2010	By:	ONCAP INVESTMENT PARTNERS II INC., its general partner

	By:	/s/ Michael Lay
	Name:	Michael Lay
	Title:	Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONCAP INVESTMENT PARTNERS II INC.

Date: June 11, 2010	By:	/s/ Michael Lay
	Name:	Michael Lay
	Title:	Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CBT HOLDINGS, LLC

Date: June 11, 2010	By:	/s/ Kashif Sheikh
	Name:	Kashif Sheikh
	Title:	Manager

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES BRONFMAN TRUST

Date: June 11, 2010	By:	/s/ Leonard Nelson
	Name:	Leonard Nelson
	Title:	Trustee

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAM BLUMENFELD

Date: June 11, 2010	By:	/s/ Adam Blumenfeld
	Name:	Adam Blumenfeld
	Title:	Chairman of the Board and Chief Executive Officer of Sport Supply Group, Inc.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TERRENCE BABILLA

Date: June 11, 2010	By:	/s/ Terrence Babilla
	Name:	Terrence Babilla
	Title:	President, Chief Operating Officer, General Counsel and Secretary of Sport Supply Group, Inc.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHN PITTS

Date: June 11, 2010	By:	/s/ John E. Pitts
	Name:	John E. Pitts
	Title:	Chief Financial Officer of Sport Supply Group, Inc.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KURT HAGEN

Date: June 11, 2010	By:	/s/ Kurt Hagen
	Name:	Kurt Hagen
	Title:	Executive Vice President, Sales & Marketing of Sport Supply Group, Inc.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEVIS MARTIN

Date: June 11, 2010	By:	/s/ Tevis Martin
	Name:	Tevis Martin
	Title:	Executive Vice President, U.S. Operations of Sport Supply Group, Inc.